Filed Pursuant to Rule 424(b)(1)
Registration No. 333-187759

PROSPECTUS

Up to 1,198,300 Shares of Common Stock

We are distributing to holders of our common stock, at no charge, non-transferable subscription rights to purchase up to 1,198,300 shares of our common stock. We refer to this offering as the “rights offering.” In the rights offering, you will receive one subscription right for each full share of common stock owned at 5:00 p.m., Eastern time, on May 31, 2013, the record date of the rights offering.

Each subscription right will entitle you to purchase 0.35 shares of our common stock at a subscription price of $6.00 per share, which we refer to as the “basic subscription right.” If you fully exercise all of your basic subscription rights, and other shareholders do not fully exercise their basic subscription rights, you will be entitled to exercise an over-subscription privilege to purchase a portion of the unsubscribed shares at the same price of $6.00 per share, subject to proration and subject, further, to reduction by us under certain circumstances. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments will be returned promptly, without interest or penalty.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern time, on July 29, 2013. We may extend the rights offering for additional periods at our sole discretion. Once made, all exercises of subscription rights are irrevocable.

We have entered into standby purchase agreements with certain accredited investors, whom we collectively refer to as the “Standby Purchasers,” pursuant to which the Standby Purchasers have agreed to purchase, upon expiration of the rights offering, at the subscription price of $6.00 per share, up to 404,161 shares of common stock not subscribed for pursuant to the exercise of basic subscription rights and over-subscription privileges. The purchase of any shares by the Standby Purchasers, which we refer to as the “standby offering,” will be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, will not be registered pursuant to the registration statement of which this prospectus forms a part. We refer to the rights offering together with the standby offering as the “offerings.”

In addition to the commitments by the Standby Purchasers, certain of our directors and executive officers have expressed their intention to purchase up to approximately 274,162 shares, collectively, by exercising their basic subscription rights and over-subscription privileges in the rights offering.

We have agreed with American Stock Transfer and Trust Company to serve as the subscription agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering. We have also agreed with AST Phoenix Advisors to serve as information agent for the rights offering. If you want to participate in this rights offering and you are the record holder of your shares, we recommend that you submit your subscription documents to the subscription agent before that deadline. If you want to participate in this rights offering and you hold shares through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a detailed discussion, see “The Rights Offering — The Subscription Rights.”

We are not requiring an overall minimum subscription to complete the rights offering. However, our board of directors reserves the right to cancel the rights offering for any reason at any time before it expires. If we cancel the rights offering, all subscription payments received will be returned promptly, without interest or penalty.

Our common stock is listed on the NASDAQ Global Market under the symbol “SBBX.” On June 24, 2013, the last reported sale price of our common stock was $6.20 per share. The subscription rights are non-transferrable and therefore will not be listed for trading on the NASDAQ Global Market or any other stock exchange or market. Our principal executive offices are located at 200 Munsonhurst Road, Route 517, Franklin, New Jersey 07416, and our telephone number is (973) 827-2914.

Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 14 before making your investment decision.

	Per Share	Total(1)
Subscription price	$6.00	$7,189,800
Estimated expenses	$0.22	$260,000
Proceeds to us	$5.78	$6,929,800

(1)	Assumes the sale of all 1,198,300 shares of common stock in the rights offering.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights before the expiration date. You may not revoke or revise any exercises of subscription rights once made unless we terminate or amend the rights offering.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or instrumentality.

The date of this prospectus is June 28, 2013.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein. We have not authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. You should assume that the information in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of common stock.

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

As used in this prospectus, “Sussex Bancorp,” “Company,” “we,” “us,” and “our” refer to Sussex Bancorp and its subsidiaries.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference each of the documents listed below, except for portions of such reports which were deemed to be furnished and not filed:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 14, 2013;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 15, 2013; and
•	our Current Report on Form 8-K, filed with the SEC on April 25, 2013.

You can also obtain these documents from us, without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by requesting them in writing or by telephone at the following address:

Sussex Bancorp
Attn: Steven M. Fusco
200 Munsonhurst Road, Route 517
Franklin, New Jersey 07416
(973) 827-2914

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We may, from time to time, make written or oral “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in our filings with the Securities and Exchange Commission, or the SEC, our reports to shareholders and in other communications by us. These statements can often be identified by the use of forward-looking terminology such as “believe,” “expect,” “intend,” “may,” “will,” “should,” “planned” or “anticipate” or similar terminology.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact;
•	volatility and disruption in national and international financial markets;
•	changes in the level of non-performing assets and charge-offs;
•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;
•	adverse conditions in the securities markets that lead to impairment in the value of securities in our investment portfolio;
•	inflation, interest rate, securities market and monetary fluctuations;
•	the timely development and acceptance of new products and services and perceived overall value of these products and services by users;
•	changes in consumer spending, borrowings and savings habits;
•	technological changes;
•	the ability to increase market share and control expenses;
•	changes in the competitive environment among banks, financial holding companies and other financial service providers;
•	the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and its subsidiaries must comply, including under the Dodd-Frank Wall Street Reform and Consumer Protection Act;
•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;
•	the costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; and
•	our success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference into this prospectus contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, the shares of our common stock offered hereby and our business. We urge you to read this entire prospectus.

What is the rights offering?

We are distributing, at no charge, to holders of our shares of common stock, non-transferable subscription rights to purchase shares of our common stock at a price of $6.00 per whole share. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., Eastern time, on May 31, 2013, the record date for the rights offering. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, subject to the subscription limitations described below.

What is the basic subscription right?

The basic subscription right gives our shareholders the opportunity to purchase up to an aggregate of 1,198,300 shares of our common stock at a subscription price of $6.00 per share. For each whole share you owned as of the record date for the rights offering, your basic subscription right gives you the opportunity to purchase 0.35 shares of our common stock. For example, if you owned 100 shares of common stock as of the record date, you would have received 100 subscription rights and would have the right to purchase 35 shares of our common stock for $6.00 per full share (or a total payment of $210.00). You may exercise all or a portion of your basic subscription rights, or you may choose not to exercise any subscription rights at all. If you exercise less than all of your basic subscription rights, you will not be entitled to purchase shares under your over-subscription privilege.

Fractional shares resulting from the exercise of basic subscription rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

If you are a holder of record, the number of shares you may purchase pursuant to your basic subscription rights is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of the Depository Trust Company, or DTC, you will not receive a rights certificate. Instead, DTC will issue one subscription right to your nominee record holder for each share of our common stock that you own as of the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

If you purchase all of the shares available to you pursuant to your basic subscription right, you may also, subject to the subscription limitations described below, choose to purchase a portion of any shares that our other shareholders do not purchase through the exercise of their basic subscription rights. You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares are available, we will seek to honor your over-subscription request in full, subject to the subscription limitations described below. However, if over-subscription requests exceed the number of shares available, we will allocate the available shares pro rata among the shareholders exercising the over-subscription privilege in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription rights, subject to the subscription limitations described below. If this pro rata allocation results in any shareholder receiving a greater number of shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such shareholder will be allocated only that number of shares for which the shareholder over-subscribed, subject to the subscription limitations described below. We will allocate the remaining shares among all other shareholders exercising the over-subscription privilege. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds as soon as practicable after the completion of the rights offering.

American Stock Transfer and Trust Company, our subscription agent for the rights offering, will determine the over-subscription allocation based on the formula described above.

To properly exercise your over-subscription privilege, you must deliver to the subscription agent the subscription payment related to your over-subscription privilege before the rights offering expires. If you send payment by personal check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared. Because we will not know the total number of unsubscribed shares before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you (i.e., the aggregate payment for both your basic subscription rights and for any additional shares you desire to purchase pursuant to your over-subscription privilege). For a detailed discussion, see “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Are there any limits on the number of shares I may purchase?

Yes, we will not issue shares of common stock pursuant to the exercise of the over-subscription privilege to the extent it would result in beneficial ownership, upon completion of the offering, of any shareholder of more than the greater of (i) 4.9% of the total outstanding shares of our common stock or (ii) such shareholder’s percentage of beneficial ownership on the record date for the rights offering. Further, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any shareholder whose beneficial ownership, in our sole opinion, would exceed 9.9% of total outstanding shares of common stock, upon completion of the offering. The foregoing restrictions are collectively referred to in this prospectus as the “subscription limitations.”

Any subscription rights exercised for common stock that would cause the holder to exceed the subscription limitations will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of the rights offering.

For a detailed discussion, see “The Rights Offering — Limitation on the Purchase of Shares.”

Why are we conducting the rights offering?

We are conducting the rights offering to support future growth such as expansion through acquisitions or branching, infrastructure growth or lines of business expansion as well as using a portion of the proceeds to accelerate the resolution of problem assets. Over the past several years, the banking industry, including Sussex Bancorp, has been facing challenges related to weakened local and national economic conditions. All of our capital ratios currently meet the regulatory capital requirements necessary for us to be considered a “well-capitalized” financial institution. However, especially during difficult times, high levels of capital are of critical importance. In addition, we believe that capital requirements may increase in the future due to financial reform legislation. The desire to strengthen our balance sheet and support future growth has led the board of directors to conclude that raising capital at this time is in the best interests of our shareholders. We expect proceeds from the rights offering to be used for general corporate purposes, including to support future growth such as expansion through acquisitions or branching, infrastructure growth or lines of business expansion or resolving problem assets. For a detailed discussion, see “Use of Proceeds.”

Our board of directors has chosen the structure of the rights offering to raise capital while giving existing shareholders the opportunity to limit their ownership dilution from a sale of common stock to other investors.

Why are there Standby Purchasers?

We entered into the standby purchase agreements with the Standby Purchasers to ensure that, if the rights offering is consummated, at least 404,161 shares of our common stock are either distributed in the rights offering or purchased subsequent to the rights offering at the same purchase price at which the rights were exercisable. Through this arrangement, we have a greater degree of certainty that we will raise gross proceeds of at least $2.4 million through the offerings. In addition, certain of our directors and executive officers have indicated that they intend to participate in the rights offering, although they are not required to do so. Collectively, we expect our directors and executive officers, together with their affiliates, to purchase approximately 274,162 shares in the rights offering, subject to regulatory approval in certain cases, which we will raise gross proceeds of at least $1.6 million. Also, if our current shareholders subscribe to purchase at least 519,977 shares in the rights offering, we will raise the full $7.2 million contemplated by the offerings.

How does the standby offering work?

The Standby Purchasers have committed to purchase an aggregate of up to 404,161 shares of common stock, to the extent that such shares are not subscribed for pursuant to the exercise of basic subscription rights and over-subscription privileges in the rights offering, which we refer to as the unsubscribed shares. If all 1,198,300 shares are sold pursuant to the exercise of basic subscription rights and over-subscription privileges in the rights offering, there will be no unsubscribed shares, and no shares will be sold to the Standby Purchasers. If we receive subscriptions for more than 1,198,300 shares in the rights offering, we will not be able to fully satisfy the commitments of the Standby Purchasers and will use our discretion to allocate the available shares among the Standby Purchasers. Any excess payments received by us from the Standby Purchasers will be returned promptly, without interest or penalty.

Are the Standby Purchasers receiving any compensation for their standby commitments?

No. The Standby Purchasers are not receiving compensation for their standby commitments.

How was the subscription price determined?

The price of the shares offered in the rights offering was determined by the board of directors and is based on a variety of factors, including the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our common stock, historical and current trading prices for our common stock, general conditions in the financial services industry, the need for capital, alternatives available to us for raising capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with the board of directors’ review of these factors, it also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and regulatory status and a range of discounts to market value represented by the subscription prices in prior rights offerings of other financial institutions.

The subscription price does not necessarily bear any relationship to any other established criteria for value. You should not consider the subscription price as an indication of value of the Company or our common stock. You should not assume or expect that, after the rights offering, our shares of common stock will trade at or above the subscription price in any given time period. The market price of our common stock may decline during or after the rights offering, and you may not be able to sell the underlying shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, subject to the subscription limitations, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. However, if you choose not to exercise your subscription rights, your ownership interest in the Company will be diluted by other shareholders or standby purchases.

In addition, if you do not exercise all of your basic subscription rights in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payment, including final clearance of any uncertified check, before the rights offering expires on July 29, 2013, at 5:00 p.m., Eastern time. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights. Although our board of directors may, in its discretion, extend the expiration date of the rights offering, we currently do not intend to do so. Our board of directors may cancel the rights offering at any time. If we cancel the rights offering, all subscription payments received will be returned promptly, without interest or penalty.

Although we will make reasonable attempts to provide this prospectus to our shareholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

When will subscriptions be accepted?

We may, in our discretion, accept basic subscriptions from time to time when received rather than at the expiration of the rights offering period. If we accept any basic subscriptions prior to expiration of the offering period, all basic subscriptions then received in due form will be accepted. Over-subscription rights will not be accepted until the rights offering period has terminated.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed on the NASDAQ Global Market or any other stock exchange or market. Rights certificates may be completed only by the shareholder who receives the certificate. The shares of our common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Global Market.

Are we requiring a minimum overall subscription to complete the rights offering?

No. We are not requiring an overall minimum subscription to complete the rights offering.

How long will this rights offering last?

You will be able to exercise your subscription rights only during a limited period. To exercise your subscription rights, you must do so by 5:00 p.m., Eastern time, on July 29, 2013, unless we extend this rights offering. Accordingly, if a shareholder desires to exercise its subscription rights, unless the guaranteed delivery procedures are followed, the subscription agent must actually receive all required documents and payments from the shareholder before the expiration time. We may extend the expiration time for any reason.

Can the board of directors cancel or extend the rights offering?

Yes. Our board of directors may decide to cancel the rights offering at any time and for any reason before the closing of the rights offering. If our board of directors cancels the rights offering, any money received from subscribing shareholders will be returned promptly, without interest or penalty. We also have the right to extend the rights offering for additional periods at our sole discretion. We do not presently intend to extend the offerings.

Has the board of directors made a recommendation to shareholders regarding the rights offering?

No. Our board of directors is not making a recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights will incur investment risk on new money invested. We cannot predict the price at which our shares of common stock will trade after the rights offering. The market price for our common stock may decrease to an amount below the subscription price, and if you purchase shares at the subscription price, you may not be able to sell the underlying shares of our common stock in the future at the same price or a higher price. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for discussion of some of the risks involved in investing in our shares of common stock.

Will our directors and executive officers participate in the rights offering?

Certain of our directors and executive officers have indicated that they intend to participate in the rights offering, although they are not required to do so. Collectively, we expect our directors and executive officers, together with their affiliates, to purchase approximately 274,162 shares in the rights offering, subject to regulatory approval in certain cases. For a detailed discussion, see “The Rights Offering — Insider Participation.” Except for the ability to acquire shares that would require regulatory notice or approval in certain cases, our directors and executive officers are entitled to participate in the rights offering on the same terms and conditions applicable to all shareholders. Following the rights offering, our directors and executive officers, together with their affiliates, and inclusive of over-subscription commitments are expected to own an aggregate of approximately 968,941 shares of common stock, or 20.8% of our total outstanding shares of common stock if we sell 1,198,300 shares.

How do I exercise my subscription rights?

If you are a shareholder of record (i.e., you hold a common stock certificate) and you wish to participate in the rights offering, you must deliver a properly completed and signed rights certificate, together with payment of the purchase price, to the subscription agent before 5:00 p.m., Eastern time, on July 29, 2013. If you are exercising your subscription rights through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents and payment for the common stock subscribed for in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee.

What if my shares are not held in my name?

If you hold your shares of our common stock in the name of a broker, dealer, bank or other nominee, then your broker, dealer, bank or other nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the common stock you wish to subscribe for. Therefore, you will need to have your record holder act for you.

If you wish to participate in this rights offering and purchase shares of our common stock, please promptly contact the record holder of your shares. We will ask the record holder of your shares, who may be your broker, dealer, bank or other nominee, to notify you of this rights offering.

What form of payment is required?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in U.S. currency, by:

•	personal check drawn on a U.S. bank;
•	a certified check drawn on our wholly owned subsidiary, Sussex Bank; or
•	a wire transfer.

Checks must be payable to “American Stock Transfer and Trust Company” (acting as the subscription agent for the rights offering). If you send payment by uncertified check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared. In certain cases, you may be required to provide signature guarantees.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privileges, the elimination of fractional shares and the subscription limitations.

When will I receive my new shares?

If you purchase stock in the rights offering you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate to the subscription agent, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is cancelled, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares at the subscription price of $6.00 per share.

What effects will the rights offering have on our outstanding common stock?

Assuming no other transactions by us involving our common shares prior to the expiration of the rights offering, and if the offering is fully subscribed through the exercise of the subscription rights, or if the Standby Purchasers purchase all unsubscribed shares, an additional 1,198,300 shares of our common stock will be issued and outstanding after the closing of the offerings, for a total of 4,629,113 shares of common stock outstanding. As a result of the offerings, the ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription rights will be diluted. The exact number of shares that we will issue in this offering will depend on the number of shares that are subscribed for in the rights offering by our shareholders or purchased by the Standby Purchasers.

In addition, if the subscription price of the shares is less than the market price of our common stock it will likely reduce the market price per share of shares you already hold.

How much will the Company receive from the offerings?

If all of the subscription rights (including all over-subscription privileges) are exercised in full by our shareholders or the Standby Purchasers purchase all unsubscribed shares, we estimate that we will receive gross proceeds (before expenses) of approximately $7.2 million. It is possible that we may not sell all or any of the shares being offered to existing shareholders, or that we will elect to cancel the offerings altogether.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of common stock and you should consider this investment as carefully as you would consider any other investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 14 of this prospectus and in the documents incorporated by reference into this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If we do not complete the rights offering, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If you own shares in “street name,” it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase shares in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Certain U.S. Federal Income Tax Consequences.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and subscription payment by mail or overnight courier to:

American Stock Transfer and Trust Company
Attention: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

You or, if applicable, your nominee are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent and clearance of payment before the expiration of the rights offering at 5:00 p.m. Eastern time on July 29, 2013.

Whom should I contact if I have other questions?

If you have any questions regarding us, the rights offering, completing a rights certificate or submitting payment in the rights offering, please contact AST Phoenix Advisors, the Information Agent, at (877) 478-5038. Banks and brokers may contact AST Phoenix Advisors at (212) 493-3910.

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. However, this summary is not complete and does not contain all of the information you should consider before investing in our common stock, and it is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the risks discussed under the “Risk Factors” section and our financial statements and related notes.

Sussex Bancorp

We are a bank holding company incorporated under the laws of the State of New Jersey in January 1996 and the parent company of Sussex Bank. Pursuant to the New Jersey Banking Act of 1948, as amended, and pursuant to approval of the board of directors and shareholders of Sussex Bank, we acquired Sussex Bank and became its holding company on November 20, 1996. Our only significant asset is our investment in Sussex Bank. At March 31, 2013, we had consolidated total assets of $518.8 million, loans of $349.7 million, deposits of $433.8 million and stockholders’ equity of $39.9 million.

Sussex Bank is a commercial bank formed under the laws of the State of New Jersey in 1975 and is regulated by New Jersey Department of Banking and Insurance. On October 1, 2001, Sussex Bank acquired all of the outstanding stock of Tri-State Insurance Agency, Inc., or Tri-State. Tri-State is a full service insurance agency located in Augusta, New Jersey.

Our common stock is traded on the NASDAQ Global Market under the ticker symbol “SBBX.” Our principal executive offices are located at 200 Munsonhurst Road, Route 517, Franklin, New Jersey 07416, and our telephone number is (973) 827-2914. Our internet address is www.sussexbank.com. The information contained on our web site is not part of, and is not incorporated into or included in, this prospectus.

Reasons for the Offerings

We are raising capital to support our anticipated future growth and the acceleration of the resolution of our problem assets. We have chosen to pursue a rights offering so that our shareholders have the opportunity to avoid or limit dilution of their ownership interests in our common stock. In addition, we intend to conduct a standby offering of any shares not subscribed for in the rights offering. The standby offering would be available only to persons selected by us, in our sole discretion.

Financial Highlights

For 2012 and first quarter of 2013, the United States economy remained relatively weak as unemployment levels were still elevated and real estate markets continued to be adversely impacted. Real estate is typically the main form of collateral for community bank lending. We have also been affected by the weakened economy and the deterioration in the real estate market, which is reflected in the credit quality of our loan portfolio. We have also experienced a significant increase in credit related costs over the last several years. During 2010 and 2011, we made considerable changes in executive and senior management and continue to make strides in controlling and mitigating our credit quality issues.

We made significant progress in 2012 and the first quarter of 2013 towards reducing our problem assets, which was one of our primary goals. For 2012, we had a 30.1% improvement in non-performing assets, or NPAs, and our total problem assets declined by 29.5% as compared to 2011. Our overall credit quality continued to show positive trends through March 31, 2013, as our total problem assets, which comprises foreclosed real estate, criticized assets and classified assets, declined $3.9 million, or 11.2%, to $31.0 million at March 31, 2013, from $34.9 million at December 31, 2012. Our total problem assets declined 50.6% from a historical high of $62.8 million at March 31, 2010, as compared to March 31, 2013, and the ratio of NPAs to total assets improved to 4.4% at March 31, 2013, from 4.6% at December 31, 2012, and 6.7% at December 31, 2011.

For the quarter ended March 31, 2013, we reported net income of $98 thousand, or $0.03 per basic and diluted share, as compared to a net loss of $195 thousand, or ($0.06) per basic and diluted share, for the same period last year. The improvement for the quarter ended March 31, 2013, in net income was largely due to an increase in gains on securities transactions and higher pre-tax earnings produced by our insurance subsidiary, Tri-State Insurance Agency, Inc., which increased $161 thousand to $200 thousand for the first quarter of 2013 as compared to the same period last year.

Total loans receivable, net of unearned income, increased $1.9 million, or 0.6%, to $349.7 million from $347.7 million at December 31, 2012. The increase was largely in commercial and industrial loans, which grew by $2.1 million, or 12.9%, to $18.2 million at March 31, 2013, as compared to December 31, 2012.

One of our primary objectives has been to increase deposits, particularly core deposits. Our total deposits increased $1.4 million, or 0.3%, to $433.8 million at March 31, 2013, from $432.4 million at December 31, 2012. The increase in deposits was due to an increase in non-interest bearing deposits of $5.4 million, or 11.3%, which was partially offset by a decrease in interest bearing checking and time deposits of $2.5 million and $2.4 million, respectively, for March 31, 2013, as compared to December 31, 2012. Our funding mix continues to improve as low cost deposits grow.

At March 31, 2013, our total stockholders’ equity was $39.9 million, an decrease of $457 thousand when compared to December 31, 2012. At March 31, 2013, the leverage, Tier I risk-based capital and total risk-based capital ratios for the Bank were 9.09%, 12.75% and 14.01%, respectively, all in excess of the ratios required to be deemed “well-capitalized.”

Strategy

Business Strategy

Our primary business is the ownership and supervision of Sussex Bank, a community bank that services northern New Jersey, New York and to a lesser extent northeastern Pennsylvania. Through Sussex Bank, we conduct a traditional commercial banking business, and offer services including personal and business checking accounts and time deposits, money market accounts and savings accounts. We engage in a wide range of lending activities and offer commercial, consumer, mortgage, home equity and personal loans. Through Sussex Bank’s subsidiary, Tri-State Insurance Agency, we operate a full service general insurance agency, offering both commercial and personal lines of insurance.

During the last three decades we added branches and expanded across Sussex County and into Orange County, New York. We have traditionally served retail and small to mid-sized businesses in our markets. We have had success growing our market share, especially in Sussex County. At June 30, 2012, we held the number two position in deposit market share in Sussex County according to statistics provided by the Federal Deposit Insurance Corporation. In 2011, we opened a commercial loan production office and a satellite office for Tri-State Insurance Agency in Bergen County, New Jersey to support growth opportunities across northern New Jersey and into New York City.

We are a relationship-oriented community bank. Our strategy is built around relationships. Although we recognize that our customers are using technology in place of their personal interaction, we believe that banking customers still require personal attention. Our strategy embraces technology and electronic delivery channels offered with a personal touch. Making an emotional connection with our customers and providing them with an extraordinary experience is vital to our success, and today it is ingrained in our culture and is a true differentiator. To make a connection with our customers, we must understand their needs and those of their businesses and truly care about their experience with our bank. In 2012, we introduced our new tag line “Closer to our Customers,” which embodies what a customer can expect from Sussex Bank, a feeling of comfort, personal approach and attentiveness, combined with strong expertise and the appropriate level of technology.

We believe in our core banking strategy and that we can generate consistent returns on assets and equity that match historical levels.

Asset Quality Recovery Plan

Sussex Bank and its customers were adversely impacted from the economic downturn as many customers in the real estate and housing sector have struggled during the extended period of the weak real estate market. We sustained significant losses between 2006 through 2009 driven by non-performing loans combined with loan charge-offs and additional loan loss provisions. Our overall total problem assets (total classified/criticized/foreclosed real estate) reached a historical high of $62.8 million at March 31, 2010. Our most severe problem assets (non-performing assets) had experienced deterioration from 2006 through 2009 as non-performing assets increased $24.6 million to $27.3 million at December 31, 2009, as compared to $2.7 million at December 31, 2006.

In the first quarter of 2010, the board of directors hired Anthony Labozzetta as the new President and Chief Executive Officer. Since then, we changed our organizational structure by adding or promoting a number of talented leaders and by enhancing the composition of the board of directors:

•	Neill Schreyer, appointed to Chief Credit Officer (June 2010)
•	Steven M. Fusco, Executive Vice President and Chief Financial Officer (July 2010)
•	Vito Giannola, Executive Vice President and Chief Retail Officer (September 2010)
•	Kurt Breitenstein, Executive Vice President and Senior Lending Officer (June 2011)
•	Rene Miranda, Senior Vice President Commercial Lending (June 2011)
•	Patience Calderon, Vice President and Loan Operations Manager (June 2011)
•	Barbara Muccia, Vice President and Human Resources Director (July 2011)
•	Robert McNerney, appointed Director (October 2011)
•	Sarah Roskowsky, Vice President and Marketing Director (October 2011)
•	Adriano Duarte, First Vice President and Treasury Manager (November 2011)
•	Edward Leppert, appointed to Chairman (December 2011)
•	Kurt Breitenstein, appointed to Executive Vice President and Chief Lending Officer (January 2012)
•	Nancy Mackowiak, appointed to Vice President and Compliance Officer (July 2012)
•	John Ursin, appointed Director (August 2012)
•	Crystal Bringuier, Vice President and Controller (August 2012)

Subsequent to the hiring of the new President and Chief Executive Officer and the Chief Financial Officer, we created a strategic plan that included confronting and reducing the asset quality issues and building a new business model. The strategic plan also addressed the future need to raise capital to support our future growth as we reduce our problem assets and begin to produce results.

We continue to focus on strengthening our core operating performance and resolving legacy problem assets. The economic downturn continues to impact our level of nonperforming assets and in turn has increased our provision for loan losses and costs to resolve such problem assets. Our overall credit quality continues to improve as total problem assets (total classified/criticized/foreclosed real estate) have declined $31.8 million, or 50.6%, to $31.0 million at March 31, 2013, from a historical high of $62.8 million at March 31, 2010, and have decreased 11.2% since December 31, 2012. Included in our overall total problem assets are non-performing assets, which declined 3.8% to $22.9 million at March 31, 2013, as compared to $23.8 million at December 31, 2012, and $34.0 million at December 31, 2011.

We have been focused on building for the future and strengthening our core operating results within a stronger risk management framework introduced in 2010 and 2011 by the new management team. Management has significantly enhanced its risk management framework especially as it relates to interest rate risk and credit risk. We introduced a new credit culture and strengthened the credit function with the addition of new staff, the implementation of new credit policies, and the establishment of improved underwriting guidelines and controls with the goal of building a platform that could support future organic growth.

While we remain focused on resolving problem assets, we made substantial progress towards upgrading our infrastructure, building our risk management competencies, strengthening our management team, improving business processes, furthering our business development capabilities and enhancing the customer experience. Many of the changes we have implemented have not only made a substantive impact on our earnings performance and financial condition, but they have helped preserve future shareholder value.

Finally, we are attempting to raise common equity in order to strengthen our balance sheet, accelerate the resolution of problem assets and to leverage our strengths to take advantage of opportunities for growth, including expansion through acquisitions or branching, infrastructure growth or lines of business expansion that we believe will provide appropriate return to shareholders.

The Rights Offering

Securities to be offered by us
We are distributing to you, at no charge, one non-transferable subscription right for every share of our common stock that you owned on the record date, either as a holder of record or, in the case of shares held of record by brokers, banks, or other nominees, on your behalf, as a beneficial owner of such shares, subject to adjustments to eliminate fractional rights and the subscription limitations described below.
Subscription Price
The subscription price per share shall be equal to $6.00. You may pay the purchase price for the shares either by wire transfer or by check, or as instructed by your broker-dealer, bank or other nominee who is the record holder of your shares of our common stock. Your exercise of subscription rights will not be considered effective until your payment has cleared. In the case of immediately available funds, such as a wire transfer, funds will be deemed to clear upon receipt, but in the case of a check, up to five business days may be required for clearing and the check must clear prior to the expiration of the rights offering period.
Common stock to be outstanding after this offering
If all of our shares of common stock being offered are sold, 4,629,113 shares will be outstanding following closing of the offerings.
Basic subscription right
The basic subscription right will entitle you to purchase 0.35 of a share of common stock at a subscription price of $6.00 per share. Fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.
You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any subscription rights at all. However, if you do not fully exercise your basic subscription right, you will not be entitled to purchase shares of common stock under your over-subscription privilege.
Over-subscription privilege
In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription rights, subject to the subscription limitations described below under the heading “subscription limitations.”
Subscription limitations
We will not issue shares of common stock pursuant to the exercise of the over-subscription privilege to the extent it would result in beneficial ownership, upon completion of the offering, of any shareholder of more than the greater of (i) 4.9% of the total outstanding shares of our common stock or (ii) such shareholder’s percentage of beneficial ownership on the record date for the rights offering. Further, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any shareholder whose beneficial ownership, in our sole opinion, would exceed 9.9% of total outstanding shares of common stock, upon completion of the offering. Any subscription rights exercised for common stock that would cause the holder to exceed the subscription limitations will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of the rights offering.
Minimum subscription
There is no minimum subscription amount under which we would be required to cancel or terminate the rights offering.
No fractional shares
Fractional shares resulting from the exercise of either the basic subscription rights or the over-subscription privileges will be eliminated by rounding down to the nearest whole share.
Record date
May 31, 2013
Expiration date
The subscription rights will expire at 5:00 p.m., Eastern time, on July 29, 2013. We reserve the right to extend the expiration date and the rights offering period at our sole discretion.
Procedures for exercising subscription rights
To exercise your subscription rights, you must take the following steps:

•

If you are a registered holder of our common stock, you must deliver payment and a properly completed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern time, on July 29, 2013. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern time, on July 29, 2013.

Non-transferability of rights
The subscription rights may not be sold, transferred or assigned and will not be quoted on the NASDAQ Global Market or listed on any stock exchange or market.
Participation of directors and officers
Certain of our directors and executive officers, together with their affiliates, have indicated that they will participate in the rights offering and, collectively, we expect our directors and executive officers to purchase up to approximately 274,162 shares in the rights offering, subject to regulatory approval in certain cases, by exercising basic subscription rights and over-subscription privileges, if any.
No board recommendation
Our board of directors is not making a recommendation regarding your exercise of the subscription rights. You are urged to make your decision to invest based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.
No revocation
All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $6.00 per full share.
Standby purchasers
In connection with the rights offering, we have entered into standby purchase agreements with the Standby Purchasers. Subject to certain conditions, the Standby Purchasers have committed to purchase from us an aggregate of 404,161 shares at a price of $6.00 per share, if such shares are available after the exercise of the basic subscription rights and over-subscription privileges in the rights offering. For a detailed discussion, see “The Standby Offering.”
Use of proceeds
The net proceeds to us will depend on the number of subscription rights that are exercised. We expect the net proceeds from the offerings to be approximately $6.9 million, if all 1,198,300 shares are sold in the rights offering or to the Standby Purchasers. We intend to use the net proceeds we receive from the offerings for general corporate purposes, including to support future growth such as expansion through acquisitions or branching, infrastructure growth or lines of business expansion. For a detailed discussion, see “Use of Proceeds.”
U.S. federal income tax consequences
For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the subscription rights in light of your particular circumstances.
Extension and cancellation
Although we do not presently intend to do so, we have the option to extend the rights offering for additional periods at our discretion. Our board of directors may for any reason cancel the rights offering at any time before the closing. If we cancel the rights offering, all subscription payments will be returned promptly, without interest or penalty.
Subscription agent
American Stock Transfer and Trust Company.
Information agent
AST Phoenix Advisors
Risk factors
In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors” beginning on page 14. You should carefully review and consider those risks before you purchase any shares.
Market for common stock
Our common stock is currently traded on the NASDAQ Global Market under the symbol “SBBX.” See “Market Price of Common Stock and Dividend Policy” on page 23.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus and the risks described below before you make an investment decision regarding the common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Factors Related to Our Business

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. Our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses could materially and adversely affect the results of our operations. Risks within the loan portfolio are analyzed on a continuous basis by management and, periodically, by an independent loan review function and by the board of directors. A risk system, consisting of multiple-grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly and as adjustments become necessary, they are realized in the periods in which they become known. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. State and federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses and have in the past required an increase in our allowance for loan losses. Although we believe that our allowance for loan losses is adequate to cover probable and reasonably estimated losses, we cannot assure you that we will not further increase the allowance for loan losses or that our regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our earnings.

Our non-performing assets may continue to adversely affect our results of operations.

During 2007, we began to experience a downturn in the overall credit performance of the loan portfolio, as well as acceleration in the deterioration of general economic conditions. This deterioration, including a significant increase in national and regional unemployment levels, negatively impacted some borrowers’ ability to repay. Our total non-performing assets have increased to $22.9 million, or 4.4% of our total assets at March 31, 2013, from $13.5 million, or 3.4% of our total assets at December 31, 2007, but have decreased 3.8% from $23.8 million at December 31, 2012. The provision for loan losses totaled $0.9 million and $1.1 million for the three months ended March 31, 2012 and 2013, respectively. The increase in non-performing assets has negatively impacted our results of operations, through additional provisions for loan losses, reduced interest income, loan collection costs, expenses related to foreclosed real estate, further write-downs on foreclosed real estate and will continue to impact our performance until these assets are resolved. In addition, future increases in our non-performing assets will further negatively affect our results of operations. We can give you no assurance that our non-performing assets will not increase further.

Our earnings may not grow if we are unable to successfully attract core deposits and lending opportunities and exploit opportunities to generate fee-based income.

We have experienced growth, and our future business strategy is to continue to expand. Historically, the growth of our loans and deposits has been the principal factor in our increase in net-interest income. In the event that we are unable to execute our business strategy of continued growth in loans and deposits, our earnings could be adversely impacted. Our ability to continue to grow depends, in part, upon our ability to expand our market share, to successfully attract core deposits and identify loan and investment opportunities, as well as opportunities to generate fee-based income. Our ability to manage growth successfully will also depend on whether we can continue to efficiently fund asset growth and maintain asset quality and cost controls, as well as on factors beyond our control, such as economic conditions and interest-rate trends.

Market conditions may adversely affect our fee based insurance business.

The revenues of our fee based insurance business are derived primarily from commissions from the sale of insurance policies, which commissions are generally calculated as a percentage of the policy premium. These insurance policy commissions can fluctuate as insurance carriers from time to time increase or decrease the premiums on the insurance products we sell.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our profitability, like that of most financial institutions, depends substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans. In addition, as market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits, which will result in a decrease of our net interest income.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities.

Certain of our intangible assets may become impaired in the future.

Intangible assets are tested for impairment on a periodic basis. Impairment testing incorporates the current market price of our common stock, the estimated fair value of our assets and liabilities, and certain information of similar companies. It is possible that future impairment testing could result in a decline in value of our intangibles, which may be less than the carrying value, which may adversely affect our financial condition. If we determine that impairment exists at a given point in time, our earnings and the book value of the related intangibles will be reduced by the amount of the impairment. Notwithstanding the foregoing, the results of impairment testing on our intangible assets have no impact on our tangible book value or regulatory capital levels.

We are subject to extensive government regulation and supervision.

We are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress, the State of New Jersey and federal regulatory agencies continually review banking and insurance laws, regulations and policies for areas warranting changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties, private lawsuits, and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Compliance with the recently enacted Dodd-Frank Act will alter the regulatory regime to which we are subject, and may increase our costs of operations and adversely impact our business.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, into law. The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry. Among other things, the Dodd-Frank Act creates a new federal Consumer Financial Protection Bureau, or CFPB, tightens capital standards, imposes clearing and margining requirements on many derivatives activities, and generally increases oversight and regulation of financial institutions and financial activities.

The CFPB began operations on July 21, 2011. It has broad authority to write regulations regarding consumer financial products and services. These regulations will apply to numerous types of entities, including insured depository institutions such as the Bank, and mortgage servicing providers. It is impossible to predict at this time the content or number of such regulations.

The Dodd-Frank Act also requires depository institution holding companies with assets greater than $500 million to be subject to capital requirements at least as stringent as to those applicable to insured depository institutions, meaning, for instance, that such holding companies will no longer be able to count trust preferred securities issued on or after May 19, 2010 as Tier 1 capital. However, the Dodd-Frank Act allows for trust preferred securities issued before May 19, 2010, by depository institution holding companies with total consolidated assets of less than $15 billion as of year-end 2009 to continue to count as Tier 1 capital if the securities qualified as Tier 1 capital on that date for the remaining life of the security. Our trust preferred securities were issued prior to May 19, 2010. Moreover, agreements among bank regulators across the world (including the United States) known as the Basel III capital accord also call for the removal of trust preferred securities from Tier 1 capital for holding companies of all sizes, encourage more reliance on common equity as the main component of capital, and call for increased levels of capital. Rules implementing Basel III have not be yet been proposed in the United States.

In addition to the self-implementing provisions of the statute, the Dodd-Frank Act calls for over 200 administrative rulemakings by various federal agencies to implement various parts of the legislation. While some rules have been finalized and/or issued in proposed form, many have yet to be proposed. It is impossible to predict when all such additional rules will be issued or finalized, and what the content of such rules will be. We will have to apply resources to ensure that we are in compliance with all applicable provisions of the Dodd-Frank Act and any implementing rules, which may increase our costs of operations and adversely impact our earnings.

The Dodd-Frank Act and any implementing rules that are ultimately issued could have adverse implications on the financial industry, the competitive environment, and our ability to conduct business.

We cannot predict the effect on our operations of any future legislative or regulatory initiatives.

We cannot predict what, if any, additional legislative or regulatory initiatives any governmental entity may undertake in the future, and what, if any, effects such initiatives may have on our operations. The U.S. federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to ameliorate the worldwide financial crisis and the severe decline in the global economy, and to make further reforms to the U.S. financial services system. Further, there can be no assurance that any initiative enacted or adopted in response to the ongoing economic crisis will be effective at dealing with the ongoing economic crisis and improving economic conditions globally, nationally or in our markets, or that any such initiative will not have adverse consequences to us.

There is a risk that we may not be repaid in a timely manner, or at all, for loans we make.

The risk of non-payment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non-payment, or delayed or deferred payment of loans to us, if they occur, may have a material adverse effect on our earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations, we maintain an allowance for loan losses created through charges against earnings. As of December 31, 2012 and March 31, 2013, our allowance for loan losses was $5.0 million and $5.3 million, respectively. Our marketing focus on small to medium-size businesses may result in the assumption by us of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. We seek to minimize our credit risk exposure through credit controls, which include evaluation of potential borrowers’ available collateral, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

We are in competition with many other financial service providers, including larger commercial banks which have greater resources than us.

The banking industry within our trade area is highly competitive. Our principal market area is also served by branch offices of large commercial banks and thrift institutions. In addition, in 1999 the Gramm-Leach-Bliley Financial Modernization Act of 1999, or Modernization Act, was passed into law. The

Modernization Act permits other financial entities, such as insurance companies and securities firms, to acquire or form financial institutions, thereby further increasing competition. A number of our competitors have substantially greater resources than we do to expend upon advertising and marketing, and their substantially greater capitalization enables them to make much larger loans. Our success depends upon our ability to serve small business clients in a more responsive manner than the large and mid-size financial institutions against whom we compete in our principal market area. In addition to competition from larger institutions, we also face competition for individuals and small businesses from recently formed banks seeking to compete as “home town” institutions. Most of these new institutions have focused their marketing efforts on the smaller end of the small business market we serve.

The laws that regulate our operations are designed for the protection of depositors and the public, but not our shareholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities and generally have been promulgated to protect depositors and the deposit insurance funds and to foster economic growth and not for the purpose of protecting shareholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect our business.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

We believe that our continued growth and future success will depend in large part upon the skills of our management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. We have employment agreements with our Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Chief Retail Officer and Chief Executive Officer of Tri-State Insurance Agency, and the loss of the services of one or more of our executive officers and key personnel could impair our ability to continue to develop our business strategy.

Changes in local economic conditions could adversely affect our loan portfolio.

Our success depends to a great extent upon the general economic conditions of the local markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services primarily to customers in the two counties in the New Jersey and New York markets in which we have branches, so any decline in the economy of this specific region could have an adverse impact on us.

The ability of our borrowers to repay their loans, our financial results, the credit quality of our existing loan portfolio, and the ability to generate new loans with acceptable yield and credit characteristics may be adversely affected by changes in prevailing economic conditions, including declines in real estate values, changes in interest rates, adverse employment conditions and the monetary and fiscal policies of the federal government. We cannot assure you that continued negative trends or developments would not have a significant adverse effect on us.

The nationwide recession may adversely affect our business by reducing real estate values in our trade area and stressing the ability of our customers to repay their loans.

Our trade area, like the rest of the United States, is currently experiencing economic contraction. As a result, many companies have experienced reduced revenues and have laid off employees. These factors have stressed the ability on both commercial and consumer customers to repay their loans, and have, and may in the future continue to, result in higher levels of non-accrual loans. In addition, real estate values have declined in our trade area. Since the majority of our loans are secured by real estate, declines in the market value of real estate impact the value of the collateral securing our loans, and could lead to greater losses in the event of defaults on loans secured by real estate.

We cannot predict how changes in technology will impact our business.

The financial services market, including banking services, is increasingly affected by advances in technology, including developments in: telecommunications; data processing; automation; internet-based banking; telephone banking; and debit cards and so-called “smart cards.”

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies, we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer-relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur; or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability; any of which could have a material adverse effect on our financial condition and results of operations.

Risks Factors Related to the Rights Offering

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

The per share price of $6.00 in the rights offering is not necessarily related to our book value, tangible book value, multiple of earnings or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus, our shares of common stock may trade at prices below the price in the rights offering.

In addition, the price of our common stock may fluctuate between the time you exercise your subscription rights and your receipt of shares following the conclusion of the rights offering. Once made, all exercises of subscription rights are irrevocable and, as a result, you bear the financial risk that the price of our common stock will fluctuate during that period.

If you do not exercise your subscription rights, your percentage ownership will be diluted.

Assuming we sell the full amount of shares issuable in connection with the offerings, we will issue approximately 1,198,300 shares of our common stock. If you choose not to exercise your basic subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

We may cancel the rights offering at any time without further obligation to you.

We may, in our sole discretion, cancel the rights offering before it expires. If we cancel the rights offering, neither we nor the subscription agent will have any obligation to you except to return any payment received by the subscription agent, without interest, as soon as practicable.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire shares to realize any potential value from your subscription rights.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., Eastern time, on July 29, 2013, unless we extend the rights offering for additional periods. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. If your exercise is rejected, your payment of the exercise price will be promptly returned. Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures and to decide all questions as to the validity, form and eligibility (including times of receipt and beneficial ownership). Alternative, conditional or contingent subscriptions will not be accepted. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities (or conditions) in the subscription. If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than 5:00 p.m., Eastern time, on the expiration date. We are not obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived.

You will not be able to sell the shares you buy in the rights offering until you receive your stock certificates or your account is credited with the common stock.

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will issue shares in book-entry form or mail you a stock certificate as soon as practicable after July 29, 2013, or such later date as to which the rights offering may be extended. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares, your account with your nominee will be credited with the shares of our common stock you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your shares have been issued in book-entry form, your stock certificates have been delivered or your account is credited, you may not be able to sell your shares. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

Our management will have broad discretion over the use of the net proceeds from the offerings, and we may not invest the proceeds successfully.

We currently anticipate that we will use the net proceeds of the offerings for general corporate purposes, which may include, without limitation, to support future growth such as branching and infrastructure. Our management may allocate the proceeds among these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management regarding the use of the proceeds from the offerings, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

Risks Factors Related to Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at time or prices they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in the section titled “Cautionary Note Regarding Forward-Looking Statements”:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;
•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;
•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;
•	fluctuations in the stock price and operating results of our competitors;
•	future sales of our equity or equity-related securities;
•	proposed or adopted regulatory changes or developments;
•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;
•	domestic and international economic factors unrelated to our performance; and
•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

The trading volume in our common stock is lower than that of other financial services companies.

The trading volume in our common stock is lower than that of other financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the low trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

If we do not generate the necessary level of capital, we may issue additional securities in the future, which could dilute your ownership.

If we do not generate the necessary level of capital from the offerings, we may have to sell additional securities in order to generate the required capital. We may seek to raise capital through offering of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Under our articles of incorporation, we have additional authorized shares of common stock and preferred stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law. The issuance of any additional shares of common stock, preferred stock or convertible securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

Our trust preferred securities are superior to our common stock, which may limit our ability to pay dividends on our common stock in the future.

Our ability to pay dividends on our common stock is also limited by contractual restrictions under our trust preferred securities. The trust preferred securities are in a superior ownership position compared to common stock. Interest must be paid on the trust preferred securities before dividends may be paid to the common shareholders. We are current in our interest payments on the trust preferred securities; however, we have the right to defer distributions on these instruments, during which time no dividends may be paid on our common stock. If we do not have sufficient earnings in the future and begin to defer distributions on the trust preferred securities, we will be unable to pay dividends on our common stock until we become current on those distributions.

Our certificate of incorporation and bylaws may prevent a transaction you may favor or limit growth opportunities, which could cause the market price of our common stock to decline.

Certain provisions of our certificate of incorporation and bylaws and applicable provisions of New Jersey or federal law and regulations may delay, inhibit or prevent an organization or person from gaining control of us through a tender offer, business combination, proxy contest or some other method, even though you might be in favor of the transaction.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the offerings for general corporate purposes, including to support future growth such as expansion through acquisitions or branching, infrastructure growth or lines of business expansion or the resolution of problem assets.

The following table sets forth the calculation of our net proceeds from the offerings at a price of $6.00 per share. Because we have not conditioned the rights offering on the sale of a minimum number of shares, we are presenting the following information assuming that we sell: i) the number of shares of our common stock to be purchased in standby offering, ii) 75% of the shares of our common stock to be purchased in the offerings and iii) 100% of the shares of our common stock to be purchased in the offerings.

	Standby Offering	75% of the shares of our common stock in the offerings	100% of the shares of our common stock in the offerings
Shares of common stock sold	404,161	898,725	1,198,300
Gross offering proceeds	$2,424,966	$5,392,350	$7,189,800
Estimated expenses of the offerings	$260,000	$260,000	$260,000
Net proceeds to us	$2,164,966	$5,132,350	$6,929,800

Our management will retain broad discretion in deciding how to allocate the net proceeds of the offerings. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

MARKET PRICE OF COMMON STOCK

Our common stock trades on the NASDAQ Global Market, under the symbol “SBBX.” As of June 24, 2013, we had approximately 636 holders of record. The following table shows the high and low sales price during the periods indicated, as well as dividends declared:

	Price Range		Quarterly Dividends per Share of Common Stock
	High	Low
2011
Fourth Quarter	$5.50	$4.14	$—
Third Quarter	6.97	4.10	—
Second Quarter	7.00	5.85	—
First Quarter	7.64	5.51	—
2012
Fourth Quarter	$6.00	$5.10	$—
Third Quarter	5.30	4.40	—
Second Quarter	5.50	4.64	—
First Quarter	5.50	4.30	—
2013
First Quarter	$7.65	$5.23	$—
Second Quarter (through June 24, 2013)	7.50	6.00	—

DIVIDEND POLICY

The payment of dividends depends upon our debt and equity structure, earnings, financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. We cannot guarantee the payment of dividends.

The only funds available for the payment of dividends on our capital stock will be cash and cash equivalents held by us, dividends paid to us by our wholly owned subsidiary, Sussex Bank, and borrowings. Sussex Bank will be prohibited from paying cash dividends to us to the extent that any such payment would reduce Sussex Bank’s capital below required capital levels.

CAPITALIZATION

The following table presents our capitalization as of March 31, 2013 (i) on an actual basis and (ii) as adjusted to give effect to the sale of shares of common stock, based on a price of per share, as if the offerings had all been completed as of March 31, 2013. We are presenting this information assuming that that we sell:

•	only the shares of our common stock the Standby Purchasers have agreed to purchase in the standby offering resulting in net proceeds of $2.2 million;
•	75% of the shares of our common stock in the offerings resulting in net proceeds of $5.1 million; or
•	100% of the shares of our common stock in the offerings resulting in net proceeds of $6.9 million, in each case after deducting estimated offering expenses of $260,000.

	March 31, 2013
Amounts in thousands, expect share and per share amounts	Actual	As Adjusted Standby Offering	As Adjusted 75% of the shares of our common stock in the offerings	As Adjusted 100% of the shares of our common stock in the offerings
Cash and cash equivalents:	$7,080	$9,245	$12,212	$14,010
Shareholders’ Equity:
Preferred Stock, no par value, 1,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	$—	$—	$—	$—
Common Stock, no par value, 10,000,000 shares authorized, 3,435,396 issued and 3,424,213 outstanding	28,171	30,336	33,303	35,101
Treasury stock, at cost, 11,183 shares	(59)	(59)	(59)	(59)
Retained earnings	12,056	12,056	12,056	12,056
Accumulated other comprehensive loss	(253)	(253)	(253)	(253)
Total shareholders’ equity	$39,915	$42,080	$45,047	$46,845

PLAN OF DISTRIBUTION

We are offering 1,198,300 common shares to our shareholders of record as of May 31, 2013, through the distribution to those shareholders of nontransferable rights to purchase 0.35 shares for every share each shareholder beneficially owned on such date. The subscription price in the rights offering is $6.00 per share.

Shareholders who exercise their rights in full may over-subscribe for additional shares, if available, subject to our right to accept or reject, in whole or in part, any over-subscription. If accepted over-subscriptions exceed the shares available in the rights offering, the available shares will be allocated among the over-subscribers that we accept. This allocation will be based upon the available shares pro rata among the shareholders exercising the over-subscription privilege in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription rights.

Shareholders who purchase stock in the rights offering will receive new shares as soon as practicable after the rights offering. Unless you request a stock certificate, shares will be issued in book-entry form or your account with your nominee will be credited with the shares. If you request a stock certificate, we will mail you a stock certificate as soon as practicable after the rights offering.

The price of the shares offered in the rights offering was determined by us after consultation with our financial advisor and is based on a variety of factors including the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our common stock, historical and current trading prices for our common stock, general conditions in the financial services industry, the need for capital and alternatives available to us for raising capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and regulatory status and a range of discounts to market value represented by the subscription prices in various prior rights offerings.

We have agreed to pay the subscription agent customary fees plus certain expenses in connection with the rights offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering, together with the standby offering, will be approximately $260,000.

THE RIGHTS OFFERING

Reasons for the Rights Offering

We are conducting the rights offering to support future growth such as expansion through acquisitions or branching, infrastructure growth or lines of business expansion as well as using a portion of the proceeds to accelerate the resolution of problem assets. Over the past several years, the banking industry, including Sussex Bancorp, has been facing challenges related to weakened local and national economic conditions. All of our capital ratios currently meet the regulatory capital requirements necessary for us to be considered a “well-capitalized” financial institution. However, especially during difficult times, high levels of capital are of critical importance. In addition, we believe that capital requirements may increase in the future due to financial reform legislation. The desire to strengthen our balance sheet and support future growth has led your board to conclude that raising capital at this time is in the best interests of our shareholders. We expect proceeds from the rights offering to be used for general corporate purposes, including to support future growth such as expansion through acquisitions or branching, infrastructure growth or lines of business expansion or resolving problem assets. For a detailed discussion, see “Use of Proceeds.”

Our board of directors has chosen the structure of a rights offering to raise capital to allow existing shareholders to purchase additional shares of our common stock based on their pro rata ownership percentage, while giving existing shareholders the opportunity to limit their ownership dilution from a sale of common stock to other investors.

The Subscription Rights

Basic Subscription Rights

We are distributing to the record holders of our common stock as of 5:00 p.m., Eastern time, on, May 31, 2013, non-transferable subscription rights to purchase shares of our common stock at a price of $6.00 per share.

Each holder of record of our common stock will receive one subscription right for each full share of our common stock owned by such holder as of 5:00 p.m., Eastern time, on, May 31, 2013. Each subscription right entitles the holder to a basic subscription right to purchase 0.35 shares of our common stock and an over-subscription privilege.

We will issue shares in book-entry form, deliver certificates representing shares or credit your account at your record holder with shares of our common stock that you purchased with your basic subscription rights as soon as practicable following the expiration of the rights offering.

Over-Subscription Privilege

General.  In addition to your basic subscription right, you may subscribe for additional shares upon delivery of the required documents and payment of the subscription price of $6.00, before the expiration of the rights offering, subject to the subscription limitations. You may only exercise your over-subscription right if you exercised your basic subscription right in full and other holders of subscription rights do not exercise their basic subscription rights in full.

Allocation.  If sufficient shares are available, we will seek to honor your over-subscription request in full, subject to the subscription limitations. If over-subscription requests exceed the number of shares available, however, we will allocate the available shares pro rata among the shareholders exercising the over-subscription privilege in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription right, subject to the subscription limitations. If this pro rata allocation results in any shareholder receiving a greater number of shares than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such shareholder will be allocated only that number of shares for which the shareholder over-subscribed. We will allocate the remaining shares among all other shareholders exercising the over-subscription privilege. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds as soon as practicable after the completion of the rights offering.

American Stock Transfer and Trust Company, our subscription agent for the rights offering, will determine the over-subscription allocation based on the formula described above.

Full Exercise of Basic Subscription Right.  You may exercise your over-subscription privilege only if you exercise your basic subscription right in full, subject to the subscription limitations. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription right held by you in the same capacity. When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription rights as to shares of our common stock that you hold. You must exercise your over-subscription privilege at the same time you exercise your basic subscription right in full.

Return of Excess Payment.  If you exercised your over-subscription privilege and are allocated less than all of the Units for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, promptly after the expiration date of the rights offering.

Rights Certificate.  You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to purchase pursuant to your over-subscription privilege. To properly exercise your over-subscription privilege, you must deliver to the subscription agent the subscription payment related to your over-subscription privilege before the rights offering expires. If you send payment by personal check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared. Because we will not know the total number of unsubscribed shares before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you (i.e., the aggregate payment for both your basic subscription rights and for any additional shares you desire to purchase pursuant to your over-subscription privilege).

The Subscription Limitations

We will not issue shares of common stock pursuant to the exercise of the over-subscription privilege to the extent it would result in beneficial ownership, upon completion of the offering, of any shareholder of more than the greater of (i) 4.9% of the total outstanding shares of our common stock or (ii) such shareholder’s percentage of beneficial ownership on the record date for the rights offering. Further, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any shareholder whose beneficial ownership, in our sole opinion, would exceed 9.9% of total outstanding shares of common stock, upon completion of the offering. Any subscription rights exercised for common stock that would cause the holder to exceed the subscription limitations will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of the rights offering.

Subscription Price

The subscription price under the subscription rights is $6.00 per share. The subscription price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition or any other established criteria for value. No change will be made to the subscription price by reason of changes in the trading price of our common stock or other factors prior to the expiration of this rights offering.

Determination of Subscription Price

The price of the shares offered in the rights offering was determined by the board of directors and is based on a variety of factors, including the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our common stock, historical and current trading prices for our common stock, general conditions in the financial services industry, the need for capital, alternatives available to us for raising capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with the board of directors’

review of these factors, it also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and regulatory status and a range of discounts to market value represented by the subscription prices in prior rights offerings of other financial institutions.

The subscription price does not necessarily bear any relationship to any other established criteria for value. You should not consider the subscription price as an indication of value of the Company or our common stock. You should not assume or expect that, after the rights offering, our shares of common stock will trade at or above the subscription price in any given time period. The market price of our common stock may decline during or after the rights offering, and you may not be able to sell the underlying shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. On June 24, 2013, the closing sale price of our common stock on the NASDAQ Global Market was $6.20 per share.

Minimum Subscriptions

We are not requiring minimum subscriptions to complete the rights offering.

Expiration Date; Extension

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern time, on July 29, 2013, which is the expiration of the rights offering. If you do not exercise your subscription rights before that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering, although we do not presently intend to do so. We may extend the rights offering by giving oral or written notice to the subscription agent before the rights offering expires. If we elect to extend the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the next business day after the most recently announced expiration date of the rights offering.

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before 5:00 p.m., Eastern time, July 29, 2013, which is the expiration date that we have established for the rights offering.

Cancellation

We may cancel the rights offering at any time and for any reason prior to the time the rights offering expires. If we cancel the rights offering, we will issue a press release notifying shareholders and the public of the cancellation, and all subscription payments will be returned to subscribers, without interest or penalty, as soon as practicable.

Acceptance of Subscriptions

We may, in our discretion, accept from time to time subscriptions relating to basic subscription rights when received rather than at the expiration of the rights offering period. If so accepted, funds relating thereto will not be held by the subscription agent but will be released to us. If we later cancel or terminate the rights offering, all subscriptions whether or not then accepted will be returned to subscribers without interest or deduction. Over-subscription privileges will be accepted, if then available, only at the expiration of the rights offering period.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed on the NASDAQ Global Market or any other stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Global Market.

Insider Participation

All of our directors and executive officers have indicated that they will participate in the rights offering, although they are not required to do so. Collectively, we expect our directors and executive officers, together with their affiliates, to purchase approximately 274,162 shares in the rights offering, subject to regulatory approval in certain cases. Any such purchases will be made for investment purposes and not with a view to resale and, except for the ability to acquire shares that would require regulatory notice or approval, will be on the same terms and conditions as applicable to any other subscriber in the rights offering.

Although directors and executive officers will be investing their own money in the rights offering, our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our common stock, our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Effect of Offering on Existing Shareholders

The ownership interests and voting interests of the existing shareholders who do not exercise their basic subscription rights will be diluted.

Shares of Our Common Stock Outstanding After the Rights Offering

As of June 24, 2013, a total of 3,430,813 of our common stock were issued and outstanding. If the offering is fully subscribed (including through the exercise of over-subscription privileges), or if the Standby Purchasers purchase all unsubscribed shares, then an additional 1,198,300 shares of our common stock will be issued and outstanding after the closing of the offerings, for a total of 4,629,113 shares of common stock outstanding. The preceding sentence assumes that, during the offerings, we issue no other shares of our common stock.

Return of Funds

The subscription agent will hold funds received in payment for shares in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and cancelled. If the rights offering is cancelled for any reason, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

If you hold a common stock certificate, the number of shares you may purchase pursuant to your basic subscription rights is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address given below under “Subscription Agent,” to be received before 5:00 p.m., Eastern time, on July 29, 2013.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, the Company will issue one subscription right to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares in the rights offering and follow the instructions provided by your nominee.

Payment Method

Payments must be made in full in U.S. currency by personal check or certified check drawn on our wholly owned subsidiary, Sussex Bank, and payable to “American Stock Transfer and Trust Company,” or by wire transfer.

Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent; or
•	receipt by the subscription agent of any certified check drawn on Sussex Bank; or
•	receipt by the subscription agent of monies through wire transfer.

If you elect to exercise your subscription rights, you should consider using a certified check drawn on Sussex Bank or wire transfer to ensure that the subscription agent receives your funds before the rights offering expires. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared. The clearinghouse may require five or more business days. Accordingly, holders who wish to pay the subscription price by means of an uncertified personal check should make payment sufficiently in advance of the expiration of the rights offering to ensure that the payment is received and clears by that date. If you send a certified check, drawn upon Sussex Bank, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instrument.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO US. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before the rights offering expires.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or
•	you are an eligible institution.

Missing or Incomplete Subscription Forms or Payment

If you fail to complete and sign the required subscription forms or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights before the rights offering expires, the subscription agent will reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form, nor are we under any obligation to correct such forms. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege, the elimination of fractional shares and the subscription limitations. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the rights offering.

Subscription Agent

The subscription agent for this offering is American Stock Transfer and Trust Company. The address to which rights certificates and payments should be mailed or delivered by overnight courier is provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance or payment before the rights offering expires. Do not send or deliver these materials to us or Sussex Bank.

American Stock Transfer and Trust Company
Attention: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

Information Agent

The information agent for this offering is AST Phoenix Advisors. If you have any questions regarding the rights offering, completing a rights certificate or submitting a payment in the rights offering, please contact AST Phoenix Advisors at (877) 478-5038. Banks and brokers may contact AST Phoenix Advisors at (212) 493-3910.

No Fractional Shares

We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of our common stock. If a beneficial owner of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact our information agent to request a copy.

Shares Held for Others

If you are a broker, a trustee or a depository for securities, or you otherwise hold shares of our common stock for the account of others as a nominee holder, you should promptly notify the beneficial owner of such shares as soon as possible to obtain instructions with respect to their subscription rights. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificate and submit it, together with any other required documentation and payment in full for the shares subscribed for, to the subscription agent.

If you are a beneficial owner of our common stock held by a nominee holder, such as a broker, dealer or bank, we will ask your broker, dealer, bank or other nominee to notify you of this rights offering. If you wish to purchase Units in this rights offering, you should promptly contact the nominee holder and ask him or her to effect transactions in accordance with your instructions.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless we waive them in our sole discretion. Neither we nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or cancel the rights offering, only when the subscription agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment including final clearance of any uncertified check. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Shareholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering until shares are issued in book-entry form, certificates representing the shares of our common stock are issued to you, or your account at your nominee is credited with the shares of our common stock purchased in the rights offering.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase shares at the subscription price.

U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase our shares for the reasons described below in “Certain U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is not making a recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on money invested. The market price for our common stock may decline to a price that is less than the subscription price and, if you purchase shares at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your decision based on your assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Fees and Expenses

We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of your subscription rights, and neither we, the subscription agent nor the information agent will pay those expenses.

Listing

The subscription rights are non-transferable and will not be listed for trading on the NASDAQ Global Market or any other stock exchange or market. Shares of our common stock are, and we expect that the shares of common stock to be issued in the rights offering will be, traded on NASDAQ Global Market under the symbol “SBBX.”

Important

DO NOT SEND SUBSCRIPTION RIGHTS CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION RIGHTS CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION RIGHTS CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME.

THE STANDBY OFFERING

We offered up to 404,161 shares of our shares of common stock in a private placement to a limited number of investors to act as Standby Purchasers in the rights offering. In the standby offering, subject to certain conditions, we offered to these Standby Purchasers the opportunity to acquire from us, at $6.00 per share, the same subscription price that is being offered in the rights offering, shares of common stock that are not subscribed for pursuant to the exercise of basic subscription privileges and over-subscription privileges in the rights offering, which we refer to as the unsubscribed shares. The commitments made by the Standby Purchasers are not revocable by them.

We have entered into standby purchase agreements with the Standby Purchasers listed in the table below, pursuant to which they have agreed to purchase, upon expiration of the rights offering, an aggregate of up to 404,161 shares. However, we will not know the number of unsubscribed shares, and therefore the amount of our common stock available for the Standby Purchasers in the aggregate, or for any Standby Purchaser individually, until the completion of the rights offering. If all 1,198,300 shares are sold pursuant to the exercise of the basic subscription privileges and over-subscription privileges in the rights offering, there will be no unsubscribed shares, and no shares will be sold to the Standby Purchasers. If we receive subscriptions for more than 1,198,300 shares in the rights offering, we will not be able to fully satisfy the commitments of the Standby Purchasers and will use our discretion to allocate the available shares among the Standby Purchasers. Any excess payments received by us will be returned promptly, without interest or penalty. Through this arrangement, we have a greater degree of certainty that we will raise gross proceeds of at least $2.4 million through the offerings.

We may withdraw, cancel, or modify the standby offering at any time and for any reason. In addition, the consummation of any sales of our common stock to the Standby Purchasers is conditioned on the completion of the rights offering and upon the number of unsubscribed shares available. As set forth in the table below, no Standby Purchaser or group of Standby Purchasers acting in concert will acquire 9.9% or more of our outstanding shares of common stock.

The purchase of shares by the Standby Purchasers will be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, will not be registered pursuant to the registration statement of which this prospectus forms a part.

We did not engage a selling or placement agent to assist us in the standby offering.

We expect the standby offering to close at the same time as the rights offering, on or about            , 2013, unless otherwise extended by us in our sole discretion.

The following table sets forth the maximum share commitments of each standby purchaser and each standby purchaser’s percentage of common stock outstanding after the offerings:

Standby Purchaser Name	Maximum Commitment(#)(1)	Percentage of Common Stock Outstanding After Offerings(2)
Philip Bonadonna	8,333	*
David L. and Helen M. Braverman	16,666	*
Vincenzo Ferrara	4,166	*
Giannola Capital Partners, LLC	141,666	3.3%
Antony Gironta	12,500	*
Steven and Heidi Goldberg	16,666	*
Pietro Guglielmi	50,000	1.1%
Bennet S. Meyer	16,666	*
Anthony Persico	4,166	*
Restani Consulting LLC	41,666	*
Venetian Properties, LLC	41,666	*
VIS Capital, LLC	50,000	1.1%

(1)	The maximum commitment is based upon the offering price of $6.00 per share, the same as the subscription price in the rights offering. The actual number of shares purchased is subject to reduction and the Company’s right to withdraw or terminate the rights offerings and therefore may be less than the amount shown in this column, or may be zero.
(2)	Assumes the purchase of the maximum commitment.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material provisions of our outstanding securities derived from our certificate of incorporation and bylaws. Copies of the certificate of incorporation and bylaws have been filed with the SEC and are incorporated by reference into this prospectus.

General

Sussex Bancorp is incorporated under the laws of the State of New Jersey. The rights of the holders of our stock will be governed by the New Jersey Business Corporation Act and the certificate of incorporation. Our certificate of incorporation provides for an authorized capitalization consisting of 10,000,000 shares of common stock, without par value, and 1,000,0000 shares of preferred stock, without par value.

As of June 24, 2013, a total of 3,430,813 of our common stock were outstanding and no shares of preferred stock were outstanding.

Voting Rights

Each share of the common stock is entitled to one vote per share. Cumulative voting is not permitted. Under New Jersey corporate law, the affirmative vote of a majority of the votes cast is required to approve any merger, consolidation or disposition of substantially all of our assets.

Dividend Rights

Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws and the preferential dividend rights of the preferred stock.

Preemptive or Conversion Rights

Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock, and have no conversion or redemption rights.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities.

Indemnification

Our certificate of incorporation provides that we will indemnify any person who was or is a party to any threatened, pending or completed action, whether civil or criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving as a director or officer of any other entity at our request against expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with such action, provided that the director or officer acted in good faith in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, in the event that such action is in the name of the Company, a director or officer may not be indemnified if he is found liable to us unless a court determines that, despite the finding of liability, the officer or director is fairly and reasonably entitled to indemnification.

Limitation of Liability

Our certificate of incorporation contains provisions that may limit the liability of any of our directors or officers or our shareholders for damages for an alleged breach of any duty owed to us or our shareholders. This limitation will not relieve an officer or director from liability based on any act or omission (i) which was in breach of such person’s duty of loyalty to us or our shareholders; (ii) which was not in good faith or involved a knowing violation of law; or (iii) which resulted in receipt by such officer or director of an improper personal benefit. These provisions are permissible under New Jersey law.

Anti-takeover Provisions

Bank Regulatory Requirements

Under the Federal Change in Bank Control Act, or the Control Act, a 60 day prior written notice must be submitted to the Federal Reserve if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the Federal Reserve determines that the acquisition will not result in a change of control. Under the Control Act, the Federal Reserve has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the Bank Holding Company Act of 1956, as amended, or the BHCA, entities are generally required to obtain prior approval of the Federal Reserve before obtaining control of a bank holding company, including us. Under the BHCA, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company.

Classified Board Of Directors

Pursuant to our certificate of incorporation, the board of directors is divided into three classes, each of which contains approximately one-third of the whole number of the members of the board. Each class serves a staggered term, with approximately one-third of the total number of directors being elected each year. The certificate of incorporation and bylaws provide that the size of the board shall be determined by a majority of the directors. The certificate of incorporation and the bylaws provide that any vacancy occurring in the board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified board is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a shareholder group to use its voting power to gain control of the board of directors without the consent of our incumbent board of directors.

Under New Jersey law and our certificate of incorporation, we must have a minimum of 3 directors and a maximum of 25 directors, with the number of directors at any given time to be fixed by the board of directors. We currently have 12 directors.

Stockholder Vote Required to Approve Business Combinations

Under New Jersey law, business combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the company and any other affected class of stock, unless a higher vote is required under a company’s certificate of incorporation. Our certificate of incorporation does not contain any higher voting requirements.

Amendment of Certificate of Incorporation and Bylaws

Amendments to our certificate of incorporation must be approved by a majority vote of our board of directors and also by a majority of the outstanding shares of our voting stock.

New Jersey Shareholders Protection Act

We are subject to the New Jersey Shareholders’ Protection Act, Section 14A:10A of the New Jersey Business Corporation Act. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years from the date the stockholder acquires the corporation’s stock unless the corporation’s board of directors approved the combination prior to the stockholder becoming an interested stockholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested stockholder unless (i) the combination is approved by the board of directors prior to the interested stockholder’s stock acquisition date, (ii) the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested stockholder at a meeting called for such purpose or (iii) the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation or any affiliate or associate of the corporation who within the prior five year period has at any time directly or indirectly owned 10% or more of the voting power of the then outstanding stock of the corporation. The term “business combination” is defined broadly to include, among other things:

•	the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder;
•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested stockholder or any affiliate or associate of the interested stockholder who has 10% or more of the corporation’s assets; or
•	the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the outstanding stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute generally applies to corporations that are organized under New Jersey law and which have either, as of the date that the interested stockholder first becomes an interested stockholder of the corporation, their principal executive offices or significant business operations located in New Jersey. However, unless a corporation’s certificate of incorporation provides otherwise, which ours does not, the statute does not apply to any business combination with an interested shareholder if the corporation did not have a class of voting stock registered or traded on a national securities exchange or registered with the SEC under the Exchange Act on that interested stockholder’s stock acquisition date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion is a summary of certain United States federal income tax consequences to U.S. holders (as defined below) of the receipt and ownership of the subscription rights acquired in the rights offering and the ownership of shares of common stock received upon exercise of the subscription rights.

You are a U.S. holder if you are a beneficial owner of subscription rights or shares of common stock and you are:

•	an individual citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons,” as defined in the U.S. Internal Revenue Code of 1986, as amended, or the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a United States person.

The following discussion is based upon the provisions of the Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to U.S. holders who acquire the subscription rights in the rights offering. Further, this discussion assumes that the subscription rights or shares of common stock issued upon exercise of the subscription rights will be held as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	dealers in securities or commodities;
•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
•	tax-exempt organizations;
•	persons liable for alternative minimum tax;
•	persons that hold shares of common stock as part of a straddle or a hedging or conversion transaction;
•	partnerships or other entities treated as partnerships for United States federal income tax purposes; or
•	persons whose “functional currency” is not the United States dollar.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) receives the subscription rights or holds shares of common stock received upon exercise of the subscription rights, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the receipt and ownership of the subscription rights or the ownership of shares of common stock received upon exercise of the subscription rights.

This discussion addresses only certain aspects of United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the receipt and ownership of the subscription rights acquired in the rights offering and the ownership of shares of common stock received upon exercise of the subscription rights or, if applicable, upon exercise of the over subscription privilege.

Taxation of Subscription Rights

Receipt of Subscription Rights

Your receipt of subscription rights in the rights offering should be treated as a nontaxable distribution for United States federal income tax purposes. The discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis and Holding Period of Subscription Rights

Your tax basis of the subscription rights for United States federal income tax purposes will depend on the fair market value of the subscription rights you receive and the fair market value of your existing shares of common stock on the date you receive the subscription rights.

If the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate the tax basis of your existing shares of common stock between the existing shares of common stock and the subscription rights you receive in proportion to their respective fair market values determined on the date you receive the subscription rights.

•	If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero tax basis, unless you elect to allocate the tax basis of your existing shares of common stock between the existing shares of common stock and the subscription rights you receive in proportion to their respective fair market values determined on the date you receive the subscription rights. If you choose to allocate the tax basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your United States federal income tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.
•	The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period of the subscription rights will include your holding period of the shares of common stock with respect to which the subscription rights were distributed.

Exercise of Subscription Rights

You generally will not recognize gain or loss upon exercise of the subscription rights. The tax basis of the shares of common stock you receive upon exercise of the subscription rights generally will equal the sum of (i) the subscription price and (ii) the tax basis, if any, of the subscription rights as determined above. Your holding period of the shares of common stock you receive upon exercise of the subscription rights will begin on the date the subscriptions rights are exercised.

Expiration of Subscription Rights

If you do not exercise the subscription rights, you should not recognize a capital loss for United States federal income tax purposes and any portion of the tax basis of your existing shares of common stock previously allocated to the subscription rights not exercised will be re-allocated to the existing common stock.

Taxation of Common Stock

Distributions with respect to shares of common stock received upon exercise of the subscription rights or the over-subscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits, if any, as determined for United States federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis of such shares of common stock and thereafter as capital gain. Subject to certain exceptions for short-term and hedged positions, distributions on the shares of common stock constituting dividend income paid to U.S. holders that are domestic corporations generally will qualify for the dividends-received deduction. You should consult your own tax advisor regarding the applicable dividend tax rates and the availability of the dividends-received deduction in light of your particular circumstances.

If you sell or otherwise dispose of any shares of the common stock, you will generally recognize capital gain or loss equal to the difference between your amount realized and your adjusted tax basis of such shares of common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for such shares of common stock is more than one year. Long-term capital gain of a non-corporate U.S. holder, including individuals, are generally subject to U.S. income tax at preferential rates. You should consult your own tax advisor regarding the availability of such rates in light of your particular circumstances. The deductibility of capital losses is subject to limitations.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, if you are an individual, estate or trust, you may be subject to an additional 3.8% Medicare tax on unearned income, including dividends on and capital gains from the sale or other disposition of stock. You are urged to consult your own tax advisor regarding the implications of the additional Medicare tax resulting from an investment in the common stock.

Information Reporting and Backup Withholding

In general, payments made in the United States or through certain United States related financial intermediaries with respect to the ownership and disposition of the shares of common stock will be required to be reported to the IRS unless you are a corporation or other exempt recipient and, when required, demonstrate this fact. In addition, you may be subject to a backup withholding tax (currently at a rate of 28%) on such payments unless you (i) are a corporation or other exempt recipient and when required, demonstrate this fact or (ii) provide a taxpayer identification number and otherwise comply with applicable certification requirements.

You should consult your own tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and you may use amounts withheld as a credit against your United States federal income tax liability or may claim a refund so long as you timely provide certain information to the IRS.

Foreign Account Tax Compliance Act

On February 8, 2012, the Treasury Department issued proposed regulations relating to the Foreign Account Tax Compliance Act, or FATCA, which was enacted in March of 2010. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity (whether such foreign entity is the beneficial owner or an intermediary) unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements, or (iii) the foreign entity is otherwise excepted under FATCA. Under the proposed regulations, withholding is required (i) with respect to dividends on our common stock beginning on January 1, 2014, and (ii) with respect to gross proceeds from a sale or other disposition of our common stock that occurs on or after January 1, 2015. Notwithstanding the foregoing, the proposed regulations will not be effective until issued in final form. There can be no assurance either as to when final regulations relating to FATCA will be issued or as to the particular form that those final regulations might take. If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be subject to FATCA withholding and, even if an exception or reduction continues to apply, will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA in your particular circumstances.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Hogan Lovells US LLP, Washington, D.C.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011 and for each of the two years then ended, included in our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference upon the reports of ParenteBeard LLC, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov and on the investor relations page of our website at www.sussexbank.com. Information on our website is not part of, and is not incorporated into or included in, this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

1,198,300 Shares

Common Stock

PROSPECTUS

June 28, 2013